CERTIFICATE OF QUALIFIED PERSON

Scott Fleming, PE
Senior Associate, Amec Foster Wheeler
2000 South Colorado Blvd, #2-1000
Denver, CO 80222
scott.fleming@amecfw.com

I, Scott Fleming, PE, am employed as a Senior Associate Civil Engineer with Amec Foster Wheeler.

This certificate applies to the technical report entitled “N.I. 43-101 Technical Report, Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” that has an effective date of 25 March 2015 (the “Technical Report”).

I am a Professional Engineer in the State of Colorado. I graduated from Colorado State University with a Bachelor of Arts in Environmental Studies degree in1973 and a Bachelor of Science with a Civil Engineering degree in 2002.

I have practiced my profession continuously since 1974 and have been involved in environmental and civil engineering assessments in United States, Mexico, Chile, and Peru. I have been doing environmental assessments of mining projects since 2004 and in Mexico since 2010.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have visited the Terronera property. My visit to the Terronera site was September 11-12, 2014.

I am responsible for the preparation of Section #20 and Section #26.3 of the Technical Report.

I am independent of Endeavour Silver as independence is described by Section 1.5 of NI 43–101.

I have been involved in the Terronera project as senior advisor and Amec Foster Wheeler project manager for the Terronera project since September 2014 and was QP for environmental, permitting, and social impact related studies.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and sealed”
Scott Fleming, P.E.

Dated: 30 April 2015